February 12, 2025
VIA EDGAR

United States Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Myra Moosariparambil and Steve Lo
Re: Bristow Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Filed March 6, 2024
Form 8-K filed November 5, 2024
File No. 001-35701
Ladies and Gentlemen:
On behalf of Bristow Group Inc. (the “Company” or “Bristow”), we submit via EDGAR the Company’s responses to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 19, 2024, with respect to the above referenced filings. As requested by the Staff verbally on January 29, 2025, we have supplemented our previous responses submitted via EDGAR on January 15, 2025 to include illustrative disclosure using excerpts from the Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”).
Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded by the Staff’s comments for ease of reference. All terms used but not defined herein have the meanings assigned to such terms in the 2023 Form 10-K and the Form 8-K filed November 5, 2024.
Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50
1.    When describing the changes in your results of operations, including changes in revenues, operating expenses, general and administrative expenses and income tax expense, please specifically identify and quantify each of the key drivers contributing to the material changes. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350. This comment also applies to your Form 10-Q disclosures.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that to the extent applicable, we will identify and quantify each of the key drivers contributing to material changes in our results of operations, including changes in revenues, operating expenses, general and administrative expenses and income tax expense in the Company’s future annual reports and quarterly reports filed with the Commission, beginning with the Annual Report on Form 10-K for fiscal year ended December 31, 2024 (the “2024 Form 10-K”). As requested by the Staff, we have updated the relevant disclosure from our 2023 Form 10-K on Annex 1 hereto in response to the Staff’s comment. However, we respectfully advise the Staff that our applicable 2024 Form 10-K disclosure will look substantially different to the 2023 Form 10-K disclosure due to the fact that the Company redefined the composition of its reportable segments in the fourth quarter of 2024.
Index to Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4 - Variable Interest Entities and Other Investments in Significant Affiliates, page 82
2.We note you have interests in seven VIEs of which the Company was the primary beneficiary. For each of the entities disclosed, please explain how the Company determined it was the primary beneficiary. In addition, please address the following points:
•For each of the VIEs disclosed, please tell us whether the Company was the primary beneficiary of the VIE by holding a majority voting interest. If so, please also tell us if the VIE met the definition of a business and the VIE's assets can be used for purposes other than the settlement of the VIE's obligations. If any of these are not true, please explain to us how you considered providing the required disclosures under paragraphs bb, c, and d of ASC 810-10-50-3 and ASC 810-10- 50-5A.
•We note you did not present assets and or liabilities of the consolidated VIEs separately on the face of the consolidated balance sheets on page 72 pursuant to ASC 810-10-45-25. Please explain why you do not believe this presentation is necessary, or revise your presentation if applicable.
•We note you aggregated the VIEs' financial information within the summary financial information table on page 83. Please revise to disclose the quantitative and qualitative information about the different risk and reward characteristics of each VIE and the significance of each VIE to the Company that support your aggregated presentation. Refer to ASC 810-10-50-9.
Response: We acknowledge the Staff’s comment and respectfully advise the Staff that in reaching the conclusion that the Company is the primary beneficiary of each VIE, the Company applied the criteria noted in ASC 810-10-25-38A to each of the seven entities. The Company determined it was the primary beneficiary because it has the power to direct the most significant activities impacting the economic performance of each of the seven VIEs. For example, Bristow has the ability to determine how capital is deployed through the provision of assets and loan agreements that provide funding, through the timing and terms of payments and other transactions between these entities and Bristow, as well as financial operating decisions such as the timing of asset maintenance cycles and decisions on entering into and negotiating terms of leases and other services with third party service providers for each VIE. We will highlight these examples beginning with our 2024 Form 10-K to better indicate the sources of Bristow’s ability to direct the most significant activities impacting the economic performance of each consolidated VIE. Additionally, through its equity ownership of each of the VIEs, Bristow has the obligation to absorb the losses of each VIE and the right to receive residual returns for each of the VIEs, in each case that could potentially be significant to the applicable VIE.
With respect to the Staff’s first sub-bullet, as described above, we determined that the Company is the primary beneficiary of each VIE based on the VIE model under ASC 810-10 because the Company has the power to direct the activities that most significantly impact each VIE and the Company has the obligation to absorb the losses and receive the benefits that are significant to each of the VIEs. For each of the seven VIEs, the VIE’s assets can be used for purposes other than the settlement of the VIE’s obligations and creditors of the VIEs have recourse against the general credit of the Company. In response to the Staff’s comment, we propose to supplement the Company’s disclosures in future annual reports filed with the Commission (beginning with our 2024 Form 10-K) to describe (i) the fact that each VIE’s assets can be used for purposes other than the settlement of the VIE's obligations, (ii) the existence of recourse by creditors of each VIE against the general credit of the Company, (iii) the Company’s power to direct the activities that most significantly impact each VIE’s economic performance, and (iv) the Company’s obligation to absorb losses of each VIE and the Company’s right to receive benefits from each VIE.
With respect to the Staff’s second sub-bullet above, per ASC 810-10-45-25, a reporting entity shall present each of the following separately on the face of the statement of financial position: (a) assets of a consolidated VIE that can be used only to settle obligations of the consolidated VIE and (b) liabilities of a consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary. As noted, for each of the seven VIEs, assets can be used for purposes other than settlement of the VIE’s obligations and creditors of the VIEs have recourse against the general credit of the Company. As a result, we believe that our current presentation is appropriate, and the disclosure called for by ASC 810-10-45-25 is not required.
With respect to the Staff’s third sub-bullet above regarding the quantitative and qualitative information about the different risk and reward characteristics of each VIE and the significance of each VIE to the Company in support of the aggregated presentation, we will expand the disclosure in our future annual reports filed with the Commission beginning with our 2024 Form 10-K to indicate that these VIEs are primarily holding companies with assets that are principally investments in other entities within the group. The Company aggregates these VIEs because no entity is individually significant to the Company, and the risks and rewards of each VIE are substantially similar to one another and to Bristow’s operations elsewhere. For example, these entities primarily exist in support of aviation services either to a broad base of offshore energy companies, to government agencies, or to both. Furthermore, they are subject to the same commodity price risks, and to a large extent, are tied to the level of offshore exploration, development and production activity by energy companies or government spending habits; aircraft availability and supply chain dynamics; and the pricing, terms and conditions of contracts are similar in nature. As a result, we believe that aggregation is appropriate under ASC 810-10-50-9 and ASC 810-10-50-10, and that disaggregation would not provide useful information to investors.
For illustrative purposes, we have updated the relevant disclosure from our 2023 Form 10-K and anticipate that our 2024 Form 10-K disclosure would be substantially consistent with the revised disclosure as set forth on Annex 2 hereto (subject to final internal review and revision).

Note 12 - Income Taxes, page 91
3.We note from page 93 that your income tax expense was significantly impacted by foreign tax credits, GILTI income and other, net. Please revise to disclose the nature of these items, providing sufficient information for an investor to understand the reason and timing of the amounts recorded. Refer to ASC 740-10-50-12. Please also address these items in your discussion of changes in income tax expense in management’s discussion and analysis of results of operations on page 52.
Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will expand our disclosures as necessary in the Company’s future periodic reports filed with the Commission, beginning with our 2024 Form 10-K. For illustrative purposes, we have updated the relevant disclosure from our 2023 Form 10-K and anticipate that our 2024 Form 10-K disclosure would be substantially consistent with the revised disclosure as set forth on Annex 3 hereto (subject to final internal review and revision).
Form 8-K filed November 5, 2024
Exhibit 99.1
Non-GAAP Financial Measures, page 8
4.You include an adjustment for other special items in each period disclosed. In the footnote to the table you state this amount includes professional services fees that are not related to continuing business operations and other nonrecurring costs. Please explain the nature of the items included in this adjustment and explain why you believe adjusting for these amounts is appropriate in your non-GAAP measures. In addition, please remove the characterization of the costs as non-recurring unless such costs have not occurred in multiple periods and are not reasonably likely to recur within two years. Refer to Rule 100(b) of Regulation G and Question 102.03 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the “other special items” include (i) professional service fees related to an unusual litigation proceeding and (ii) other nonrecurring costs related to strategic activities. These two categories of costs, each as further described below, are related to various pursuits that are not individually material to the Company.
The professional service fees are primarily attorneys’ fees related to a litigation and arbitration matter that the Company is pursuing (where no gain contingency has been recorded or identified) that is unusual in nature and outside of the normal course of the Company’s continuing business operations. Disclosure of the matter in the Company’s annual reports and quarterly reports filed with the Commission is not required under Item 103 of Regulation S-K or ASC 450-20-20. These costs are recorded in the general and administrative expenses line of the Company’s income statement. The Company views this matter and the related financial impacts on the Company’s operating performance as extraordinary and not reflective of the operational performance of the Company’s core business activities.
The other nonrecurring costs related to strategic activities are costs associated with financing transactions and proposed M&A transactions. We have considered the nature of these costs in our decision making and have concluded that they do not fairly reflect on-going costs to operate the business. In addition, the same costs are not reasonably likely to recur within two years nor have the same charges or gains occurred within the prior two years.

As a result, in order to provide investors with supplemental financial information on a period-over-period basis regarding the Company’s operating performance that is, in the Company’s determination, directly related to and a more accurate representation of the Company’s core business, the “other special items” are removed from the Company’s reporting of non-GAAP operating results in its quarterly earnings releases and investor presentations.
If you have any questions regarding these matters, please do not hesitate to call the undersigned at (713) 369-4636.

Sincerely,

BRISTOW GROUP INC.

By:	/s/ Jennifer D. Whalen
Name: Jennifer D. Whalen
Title: Senior Vice President, Chief Financial Officer

cc: Baker Botts L.L.P.
KPMG LLP

Annex 1
Results of Operations
The following table presents our operating results and other statement of operations information for the twelve months ended December 31, 2023 and 2022 (in thousands, except percentages):

	Twelve Months Ended December 31,		Favorable (Unfavorable)
	2023	2022
Revenues:		(Unaudited)
Operating revenues	$ 1,264,298	$ 1,173,462	$ 90,836	7.7%
Reimbursable revenues	33,131	36,506	(3,375)	(9.2) %
Total revenues	1,297,429	1,209,968	87,461	7.2%

Costs and expenses:
Operating expenses
Personnel	323,681	296,035	(27,646)	(9.3) %
Repairs and maintenance	253,916	260,333	6,417	2.5%
Insurance	23,785	18,860	(4,925)	(26.1) %
Fuel	91,499	106,428	14,929	14.0%
Leased-in equipment	99,096	96,481	(2,615)	(2.7) %
Other	165,616	130,265	(35,351)	(27.1) %
Total operating expenses	957,593	908,402	(49,191)	(5.4) %
Reimbursable expenses	32,810	35,873	3,063	8.5%
General and administrative expenses	181,745	164,685	(17,060)	(10.4) %
Merger and integration costs	2,201	1,818	(383)	(21.1) %
Restructuring costs	—	2,113	2,113	nm
Depreciation and amortization expense	70,606	66,506	(4,100)	(6.2) %
Total costs and expenses	1,244,955	1,179,397	(65,558)	(5.6) %

Loss on impairment	—	(5,187)	5,187	nm
Gains (losses) on disposal of assets	1,112	(521)	1,633	nm
Earnings from unconsolidated affiliates	7,165	1,136	6,029	nm
Operating income	60,751	25,999	34,752	nm

Interest income	8,646	1,668	6,978	nm
Interest expense, net	(41,417)	(40,948)	(469)	(1.1) %
Reorganization items, net	(86)	(142)	56	39.4%
Other, net	(9,882)	33,386	(43,268)	nm
Total other income (expense), net	(42,739)	(6,036)	(36,703)	nm
Income before income taxes	18,012	19,963	(1,951)	(9.8) %
Income tax expense	(24,932)	(10,754)	(14,178)	nm
Net income (loss)	(6,920)	9,209	(16,129)	nm
Net loss attributable to noncontrolling interests	140	6	134	nm
Net income (loss) attributable to Bristow Group Inc.	$ (6,780)	$ 9,215	$ (15,995)	nm

Annex 1

Revenues by Service Line. The table below sets forth the operating revenues earned by service line for the applicable periods (in thousands, except percentages):

	Twelve Months Ended December 31,		Favorable (Unfavorable)
	2023	2022
Offshore energy:		(Unaudited)
Europe	$ 366,034	$ 354,475	$ 11,559	3.3%
Americas	332,165	346,093	(13,928)	(4.0) %
Africa	111,575	79,513	32,062	40.3%
Total offshore energy services	$ 809,774	$ 780,081	$ 29,693	3.8%
Government services	336,917	283,267	53,650	18.9%
Fixed wing services	107,232	96,758	10,474	10.8%
Other services	10,375	13,356	(2,981)	(22.3) %
	$ 1,264,298	$ 1,173,462	$ 90,836	7.7%

Operating revenues. Operating revenues were $90.8 million higher in the twelve months ended December 31, 2023 (the "Current Year”) compared to the twelve months ended December 31, 2022 (the "Prior Year").
Operating revenues from offshore energy services were $29.7 million higher in the Current Year.
Operating revenues from offshore energy services in the Africa region were $32.1 million higher primarily due to higher utilization and increased rates.
Operating revenues from offshore energy services in the Europe region were $11.6 million higher in the Current Year. Revenues in the UK were $13.0 million higher primarily due to higher utilization and increased rates. Revenues in Norway were $1.5 million lower primarily due to the weakening of the Norwegian krone (“NOK”) relative to the U.S. dollar and lower fuel revenues, partially offset by higher revenues due to the commencement of a new contract.
Operating revenues from offshore energy services in the Americas region were $13.9 million lower in the Current Year primarily due to the end of a contract in Guyana and lower utilization in Suriname, partially offset by higher utilization in Brazil and the U.S. Gulf of Mexico.
Operating revenues from government services were $53.7 million higher in the Current Year primarily due to new contracts in the Falkland Islands, Netherlands SAR and Dutch Caribbean Coast Guard.
Operating revenues from fixed wing services were $10.5 million higher in the Current Year primarily due to increased rates.
Operating revenues from other services were $3.0 million lower in the Current Year primarily due to lower dry-lease revenues and part sales.
Operating expenses. Operating expenses were $49.2 million higher in the Current Year. Other operating costs were $35.4 million higher in the Current Year primarily due to higher subcontractor and other costs associated with new contracts of $19.3 million, higher training of $6.3 million and travel costs of $2.2 million, lower gains from foreign currency hedging contracts of $4.9 million and higher freight costs of $2.6 million. Personnel costs were $27.6 million higher primarily due to an increase in headcount. Insurance costs were $4.9 million higher primarily due to a non-cash, nonrecurring write-off related to amounts from legacy insurance policies recognized in the Current Year. Leased-in equipment costs were $2.6 million higher primarily due to higher activity. These increases were partially offset by lower
Annex 1

fuel costs of $14.9 million due to lower global fuel prices and decreased flight hours in the Americas region and in fixed wing services. Repairs and maintenance costs were $6.4 million lower primarily due to lower inventory write-offs.
General and administrative expenses. General and administrative expenses were $17.1 million higher primarily due to increased headcount of $10.3 million related to backfilling positions that were vacant in the Prior Year, higher non-cash stock compensation expense of $3.4 million, severance costs of $1.4 million, and higher property tax expenses of $1.4 million.
Restructuring costs. During the Prior Year, restructuring costs were $2.1 million primarily due to severance costs in the Africa region.
Depreciation and amortization expense. Depreciation and amortization expenses were $4.1 million higher in the Current Year primarily due to the addition of assets related to new government services contracts.
Loss on impairment. During the Prior Year, the Company recognized a loss on impairment of $5.2 million related to a PBH intangible asset write-off.
Gains (losses) on disposal of assets. During the Current Year, the Company sold or otherwise disposed of eight helicopters and other assets, resulting in net gains of $1.1 million. During the Prior Year, the Company sold twelve helicopters and other assets resulting in net losses of $0.5 million.
Earnings from unconsolidated affiliates. During the Current Year, the Company recognized earnings of $7.2 million from unconsolidated affiliates compared to earnings of $1.1 million in the Prior Year, primarily due to increased earnings from Cougar Helicopters Inc. (“Cougar”).
Interest income. During the Current Year, the Company recognized interest income of $8.6 million compared to $1.7 million in the Prior Year due to higher investment balances, higher interest rates and income from sales-type leases.
Other, net. Other expense, net of $9.9 million in the Current Year primarily resulted from foreign exchange losses of $10.7 million, partially offset by a favorable interest adjustment to the Company’s pension liability of $0.4 million. Other income, net of $33.4 million in the Prior Year primarily resulted from foreign exchange gains of $20.9 million, government grants to fixed wing services of $6.2 million, a favorable interest adjustment to the Company’s pension liability of $2.7 million and a gain on sale of inventory of $1.9 million.

	Twelve Months Ended December 31,		Favorable (Unfavorable)
	2023	2022
		(Unaudited)
Foreign exchange gains (losses)	$ (10,701)	$ 20,890	$ (31,591)
Pension-related income	407	2,734	(2,327)
Other	412	9,762	(9,350)
Other, net	$ (9,882)	$ 33,386	$ (43,268)
Income tax expense. Income tax expense was $24.9 million in the Current Year compared to $10.8 million in the Prior Year primarily due to the earnings mix of the Company’s global operations, particularly an increase in current income tax expense from U.S. earnings and non-U.S. earning by $6.4 million and $5.0 million, respectively, and changes to deferred tax valuation allowances and deferred tax assets of $2.7 million.

Annex 1

Annex 2

Note 4 — VARIABLE INTEREST ENTITIES AND OTHER INVESTMENTS IN SIGNIFICANT AFFILIATES.

A variable interest entity (“VIE”) is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. If the Company determines that it has operating power and the obligation to absorb losses or receive benefits, it will consolidate the VIE as the primary beneficiary. If not, the Company will not consolidate the VIE.
As of December 31, 2023, the Company had interests in seven VIEs of which the Company was the primary beneficiary. The Company determined it was the primary beneficiary based on the VIE model under ASC 810, as it has the power to direct the most significant activities impacting the economic performance of each of the seven VIEs. For example, Bristow has the ability to determine how capital is deployed through the provision of assets and loan agreements that provide funding, the timing and terms of payments and other transactions between these entities and Bristow as well as financial operating decisions, asset maintenance cycles, and decisions on leases for each VIE. Additionally, through its equity ownership of each of the VIEs, the Company has the obligation to absorb the losses of each VIE and the right to receive residual returns for each of the VIEs, in each case that could potentially be significant to the applicable VIE. The Company had no interests in VIEs of which the Company was not the primary beneficiary.
BNAS Holdings Company Limited (“BNAS”) — BNAS is a legal entity in the Republic of Ireland owned by Bristow Helicopters Limited (“BHL”) as a 49% shareholder and 51% by a European Union national. BHL provided a loan to BNAS, which in turn acquired 100% of the share capital of Bristow Norway A/S, a company that provides aviation services to the offshore energy industry in Norway. The financial information for this VIE is aggregated within the summary financial information table below.
Bristow Aviation Holdings Limited (“Bristow Aviation”) — The Company owns common stock and a significant amount of Bristow Aviation’s subordinated debt. Bristow Aviation is incorporated in England and, through its subsidiaries, holds all the outstanding shares in BHL. As of December 31, 2023, the Company and Impigra (as defined below) owned 49% and 51%, respectively, of Bristow Aviation. A number of the subsidiaries of Bristow Aviation provide aviation services to customers primarily in Australia, Nigeria, Norway, Trinidad and the UK Bristow Aviation’s subsidiaries include BNAS, BHNL, PAAN and YII Energy, and it eliminates all transactions among and between these VIEs.
Bristow EU Holdco B.V. (“BEU”) — BEU is a legal entity in the Netherlands to provide services in certain European Union jurisdictions. BEU is 49% owned by the Company and 51% owned by a European Union national.
Bristow Helicopters (Nigeria) Limited (“BHNL”) — BHNL is a joint venture that provides aviation services to customers in Nigeria, in which BHL owns a 48% interest. YII Energy (as defined below), a Nigerian company owned 100% by Nigerian citizens, owns a 50% interest and an employee trust fund owns the remaining 2% interest.
Impigra Aviation Holdings Limited (“Impigra”) — Impigra is a British company owned 100% by UK Bristow employees and owns 51% of the ordinary shares of Bristow Aviation. The assets and liabilities of Impigra consist primarily of intercompany balances, including loans, which are eliminated in consolidation.
Annex 2

Pan African Airlines (Nigeria) Limited (“PAAN”) — PAAN is a joint venture in Nigeria with local partners in which the Company owns an interest of 56.15%. PAAN provides industrial aviation services to customers in Nigeria.
YII 5668 Energy (“YII Energy”) — YII Energy is a dormant entity domiciled in Nigeria and owns a 50% interest in BHNL.
The Company eliminates all transactions among and between the VIEs listed above within its consolidated financial statements. For each of the seven VIEs, the VIE’s assets can be used for purposes other than the settlement of the VIE’s obligations and creditors of the VIEs have recourse against the general credit of the Company. Additionally, these VIEs are primarily holding companies with assets that are principally investments in other entities within the group. The Company aggregates these VIEs because no entity is individually significant to the Company, and the risks and rewards of each VIE are substantially similar to one another and to Bristow’s operations elsewhere. For example, these entities primarily exist in support of aviation services either to a broad base of offshore energy companies, to government agencies, or to both. Furthermore, they are subject to the same commodity price risks, and to a large extent, are tied to the level of offshore exploration, development and production activity by energy companies or government spending habits; aircraft availability and supply chain dynamics; and the pricing, terms and conditions of contracts are similar in nature. The following table shows summarized financial information, in aggregate, for the Company’s VIEs and their subsidiaries (in thousands):

	December 31,
	2023	2022
Total assets	$ 1,076,745	$ 944,744
Total liabilities(1)	$ 5,274,946	$ 4,025,440
____________________
(1)Includes Bristow Aviation subordinated unsecured loan stock (debt) bearing interest at an annual rate of 13.5% and payable semi-annually to the Company that is not eliminated at the Bristow Aviation and subsidiaries summarized financial information level, but is eliminated at Bristow Group Inc. and subsidiaries. Payment of interest on such debt has been deferred since its incurrence in 1996 at an annual rate of 13.5% and aggregated $4.2 billion and $3.2 billion as of December 31, 2023 and 2022, respectively.

Annex 2

Annex 3

Note 12 — INCOME TAXES
The Company recognizes deferred tax assets or liabilities for the differences between the financial statement carrying amount and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the asset is expected to be recovered or the liability is expected to be settled.
The components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2023	2022
Deferred tax assets:
Foreign tax credits.....................................................................................................................	$ 19,456	$ 30,142
Net operating losses ..................................................................................................................	153,068	155,532
Pension liability.........................................................................................................................	(269)	5,383
Interest expense limitation ........................................................................................................	49,431	42,995
Accrued expenses not currently deductible...............................................................................	18,367	14,439
Lease liabilities..........................................................................................................................	34,553	36,101
Other..........................................................................................................................................	6,544	10,771
Gross deferred tax assets....................................................................................................	281,150	295,363
Valuation allowance..................................................................................................................	(155,411)	(159,648)
Total deferred tax assets.....................................................................................................	$ 125,739	$ 135,715
Deferred tax liabilities:
Property and equipment ............................................................................................................	$ (99,684)	$ (96,121)
Inventories.................................................................................................................................	(1,366)	(2,152)
Investment in foreign subsidiaries and unconsolidated affiliates..............................................	(6,365)	(14,059)
Right-of-use lease asset.............................................................................................................	(34,496)	(35,135)
Intangibles .................................................................................................................................	(13,245)	(14,440)
Other..........................................................................................................................................	(2,578)	(3,308)
Total deferred tax liabilities ...............................................................................................	$ (157,734)	$ (165,215)
Net deferred tax liabilities ................................................................................................................	$ (31,995)	$ (29,500)
As of December 31, 2023, the Company had deferred tax assets of $10.7 million recorded in other assets on the consolidated balance sheets.
For U.S. income taxes, companies may use foreign tax credits to offset the income taxes due on income earned from foreign sources. The foreign tax credits claimed for a particular taxable year may be limited. Foreign tax credits may be carried back one year and forward ten years. As of December 31, 2023, the Company had $19.5 million of excess foreign tax credits, of which, $13.2 million will expire in 2024 and $6.3 million will expire after 2025.
As of December 31, 2023, the Company had a $38.0 million net operating loss carryforward in the U.S. In addition, the Company has net operating losses in certain states totaling $563.4 million, which began to expire during the twelve months ended December 31, 2023. The following table shows the expiration of such loss carryforwards (in thousands, except dates):

Annex 3

	December 31, 2023	Expiration
Foreign tax credit carryforwards	$19,456	2024-2032
Foreign net operating loss carryforwards	$395,232	Indefinite
State net operating loss carryforwards..........................................................	$428,846	Indefinite
State net operating loss carryforwards .........................................................	$134,533	2024-2041
Section 163j interest expense .......................................................................	$235,384	Indefinite
The Company estimates the likelihood of the recoverability of its deferred tax assets. Any valuation allowance recorded is based on estimates and assumptions of taxable income in future periods and a determination is made of the magnitude of deferred tax assets which are more likely than not to be realized. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowance against its deferred tax assets and its effective tax rate may increase which could result in a material adverse impact on the Company’s financial position, results of operations and cash flows. The valuation allowance continues to be applied against certain deferred income tax assets where the Company has assessed that the realization of such assets does not meet the “more likely than not” criteria. Valuation allowances against net deferred tax assets aggregated to $155.4 million and $159.6 million as of December 31, 2023 and 2022, respectively. As of December 31, 2023, valuation allowances were $79.1 million for foreign operating loss carryforwards, $32.4 million for state operating loss carryforwards, $27.7 million for interest expense limitation carryforwards, $15.3 million for foreign tax credits and $0.9 million for capital loss carryforwards. As of December 31, 2022, valuation allowances were $79.9 million for foreign operating loss carryforwards, $31.6 million for state operating loss carryforwards, $17.7 million for interest expense limitation carryforwards and $29.4 million for foreign tax credits and $1.0 million for capital loss carryforwards.
The Company recorded $2.5 million of deferred taxes related to the change in estimated UK pension liabilities. This amount is reflected in other comprehensive income. During the twelve months ended December 31, 2023, the Company utilized $27.0 million of net operating losses in various foreign jurisdictions and released through continuing operations an offsetting valuation allowance previously recorded against the net operating losses.
The components of income (loss) before income taxes for the periods reflected in the table below were as follows (in thousands):

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Domestic	$(39,130)	$(7,692)	$(23,346)
Foreign	57,142	28,771	18,927
Income (loss) before income taxes	$18,012	$21,079	$(4,419)
The components of income tax expense (benefit) for the periods reflected in the table below were as follows (in thousands):

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Current:
Domestic.......................................................................................................	$ 10,347	$ 3,995	$ 5,971
Foreign..........................................................................................................	13,916	8,821	7,068
	$ 24,263	$ 12,816	$ 13,039
Deferred:
Domestic.......................................................................................................	$ (2,568)	$ (3,419)	$ (5,945)
Foreign..........................................................................................................	3,237	(1,903)	4,200
	$ 669	$ (5,322)	$ (1,745)
Income tax expense .............................................................................................	$ 24,932	$ 7,494	$ 11,294

Annex 3

The reconciliation of the U.S. Federal statutory tax rate to the effective income tax rate for the periods reflected in the table below is as follows:

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Statutory rate	21.0%	21.0%	21.0%
Net foreign tax on non-U.S. earnings	15.5%	49.0%	(348.2)%
Foreign earnings double tax relief	(9.5)%	(5.0)%	25.2%
Foreign earnings indefinitely reinvested abroad	(3.4)%	(28.7)%	44.8%
Change in valuation allowance	(23.6)%	(12.9)%	16.7%
Foreign earnings that are currently taxed in the U.S.	7.4%	5.9%	(40.5)%
Changes in prior year estimates	—%	0.9%	(3.8)%
Impact of U.S. withholding tax	2.2%	3.6%	(10.1)%
Impact of tax rate changes	2.6%	—%	—%
Foreign tax credits	76.5%	—%	—%
Deferred gains	7.9%	—%	—%
GILTI income	19.8%	—%	—%
Other, net	22.0%	1.8%	(45.2)%
Sale of subsidiaries	—%	—%	22.0%
Impairment of foreign investments	—%	—%	62.4%
Effective tax rate	138.4%	35.6%	(255.7)%

The Company’s effective income tax rate for the twelve months ended December 31, 2023 is primarily impacted by income tax from non-US earnings in certain profitable jurisdictions with differences in tax rates in such taxing jurisdictions, adjustments to valuation allowances against future realization of deductible business interest expense and adjustments to valuation allowances against net operating losses.
Under the Tax Cuts and Jobs Act of 2017 (TCJA), the Company is subject to tax on Global Intangible Low-Taxed Income (GILTI), which requires U.S. shareholders of controlled foreign corporations (CFCs) to include certain foreign earnings in U.S. taxable income on a current basis, regardless of repatriation. For the twelve months ended December 31,2023, the Company’s total GILTI inclusion was $17.0 million, resulting in an incremental increase to the effective tax rate of 19.8%.
The Company’s 2023 consolidated effective income tax rate includes $15.6 million of expired foreign tax credits in the United States due to the 10-year carryforward limitation. However, there was a corresponding valuation allowance released, which fully offset the impact of the effective income tax rate in the change in valuation allowances. The Company continues to evaluate tax planning strategies to maximize the utilization of available foreign tax credits and minimize expiration risks.
The Company’s 2023 Other, net effective income tax rate was impacted primarily by imputed interest of 5.8%, UK disallowed interest of 8.6% and non-deductible expenses of 5.3%.The Company files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions.
The Company is currently undergoing multiple tax examinations in various jurisdictions in which it operates. The ultimate settlement and timing of these additional potential tax assessments is uncertain, but the Company will continue to vigorously defend its return filing positions and does not view additional assessments as probable at this time.
Annex 3

The following table summarizes the years open by jurisdiction as of December 31, 2023:

Years Open
U.S.	2020 to present
UK	2022 to present
Nigeria	2013 to present
Trinidad	2010 to present
Australia	2019 to present
Norway	2019 to present
Brazil	2019 to present
During the twelve months ended December 31, 2023, adjustments were made to estimates for uncertain tax positions in certain tax jurisdictions based upon changes in facts and circumstances, resulting in an increase to income tax expense. As of December 31, 2023 and 2022, the Company had $4.2 million and $4.1 million, of unrecognized tax benefits respectively, all of which would have an impact on its effective tax rate, if recognized.
The activity associated with unrecognized tax benefit for the periods reflected in the table below was follows (in thousands):

	Twelve Months Ended December 31, 2023	Nine Months Ended December 31, 2022	Twelve Months Ended March 31, 2022
Unrecognized tax benefits – beginning of period	$4,067	$3,942	$4,258
Increases for tax positions taken in prior periods	106	200	147
Decreases for tax positions taken in prior periods	—	(75)	(420)
Decrease related to statute of limitation expirations	—	—	(43)
Unrecognized tax benefits – end of period	$4,173	$4,067	$3,942

As of December 31, 2023, the Company had aggregated approximately $211.3 million in unremitted earnings generated by foreign subsidiaries. The Company expects to indefinitely reinvest these earnings. The Company has not provided deferred taxes on these unremitted earnings. If the Company’s expectations were to change, withholding and other applicable taxes incurred upon repatriation, if any, are not expected to have a material impact on its results of operations.
Annex 3